EXHIBIT 21.1

SUBSIDIARIES OF FOOTHILLS RESOURCES, INC.

The table below sets forth all subsidiaries of Foothills Resources, Inc. and the state of incorporation or organization of each.

Subsidiary	Jurisdiction of Incorporation
Foothills California, Inc.	Delaware
Foothills Oklahoma, Inc.	Delaware
Foothills Texas, Inc.	Delaware